This announcement is not an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated December 6, 2001 and the related Letter of Transmittal, which are being mailed to stockholders. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction's laws.

Notice of Offer to Purchase for Cash

by

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.

up to 5,977,283 of Its Issued and Outstanding Shares of Common Stock
at 99.5% of the Net Asset Value Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON JANUARY 4, 2002, UNLESS THE OFFER IS EXTENDED.

    Dresdner RCM Global Strategic Income Fund, Inc., a Maryland corporation (the "Fund"), is offering to all stockholders of the Fund to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), up to 5,977,283 of its issued and outstanding shares of Common Stock, par value $0.001 per share ("Shares"). The purchase price will be equal to 99.5% of the net asset value ("NAV") per Share determined as of the close of regular trading on the New York Stock Exchange (the "NYSE") on January 4, 2002, or such later date to which the Offer is extended. The Offer will expire at 5:00 P.M., New York City time on January 4, 2002, or such later date to which the Offer is extended ("Termination Date"). An extension would be communicated by issuance of a press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled termination date. The NAV as of the close of regular trading on the NYSE on November 30, 2001 was $6.80 per Share. The Offer is to be followed by a merger of the Fund into RCM Strategic Global Government Fund, Inc. ("RCS"), another closed-end fund with similar investment objectives and policies that is also managed by the Fund's investment adviser, Dresdner RCM Global Investors LLC (the "Merger"). The stockholders of both funds have approved the Merger; however, the Merger is subject to a number of additional conditions, e.g. if more than 75% of the Shares are tendered, or if the discount from NAV at which shares of RCS are trading at the expiration of the Offer is more than 15 percentage points greater than the discount at which the Shares are trading, the Offer and Merger will be abandoned and the Fund will instead be liquidated. The purpose of the Offer is to provide a means for stockholders of the Fund to receive approximate NAV and to provide continuity of investment to remaining stockholders by merging the Fund into RCS.

    NONE OF THE FUND, ITS BOARD OF DIRECTORS NOR THE FUND'S INVESTMENT ADVISER IS MAKING ANY RECOMMENDATION TO TENDER OR NOT TENDER SHARES IN THE OFFER. EACH STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WHETHER TO TENDER.

    If more than 50% of outstanding Shares but not more than 75% of outstanding Shares are duly tendered prior to the Termination Date (and not timely withdrawn), unless the Fund determines not to purchase any Shares, the Fund will purchase 5,977,283 Shares on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered (and not timely withdrawn) by or on behalf of each stockholder during the period the Offer is open; however, the Fund will accept all Shares tendered by any stockholder who owns beneficially or of record no more than 99 Shares and who duly tenders all such Shares. The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 5,977,283 Shares having been tendered. In accordance with the terms of the Offer, the Fund will, as soon as reasonably practicable after the Termination Date, accept for payment and pay for Shares validly tendered (and not properly withdrawn) on or before the Termination Date. For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to stockholders in accordance with the Offer. The sale of Shares pursuant to the Offer will be a taxable transaction for stockholders for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. If a stockholder does not tender his or her Shares, such stockholder's percentage ownership interest in the Fund will increase after the completion of the Offer. Subject to certain conditions, the Fund will then merge into RCS in the Merger, and Shares will be automatically converted into shares of RCS having the same aggregate NAV as the Shares on the date of the Merger.

    As the Fund will likely be required to sell portfolio securities to finance the Offer, the Fund may recognize capital gains, which the Fund will distribute to its stockholders prior to the Merger. Substantial sales of the Fund's portfolio securities could cause the Fund to receive proceeds from the sale of portfolio securities less than their valuations by the Fund. Accordingly, obtaining the cash to consummate the Offer might result in a decrease in the Fund's NAV per Share, thereby reducing the amount of proceeds received by tendering stockholders and the NAV per Share for non-tendering stockholders. Because the number of shares of RCS into which Shares would be converted in the Merger will be based on relative NAVs of the Fund and RCS, this could result in fewer RCS shares being issued in the Merger. If the Fund purchases Shares pursuant to the Offer, the net assets of the Fund will be reduced accordingly. In the event that the Merger were not consummated, the reduced net assets of the Fund as a result of the Offer would result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund, depending on the number of Shares repurchased (and the amount of the resulting decrease in the Fund's net assets).

    Stockholders may tender Shares registered in their names only by completing and signing a Letter of Transmittal, together with any required signature guarantees, and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer by the Termination Date. Stockholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), should contact such firm if they desire to tender their Shares. Shares tendered pursuant to the Offer may be withdrawn by written, telegraphic or facsimile notice received by the Depositary at the appropriate address at any time prior to the Termination Date. The notice is to specify the name of the stockholder who tendered the Shares, the number of Shares being withdrawn, the names in which the Shares to be withdrawn are registered, the serial number of any certificates pertaining to the Shares and the name and account number of the Book-Entry Facility to be credited with the withdrawn Shares that were previously tendered to such Book-Entry Facility.

    The information required to be disclosed by paragraph (d) (1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL ARE EXPECTED TO BE MAILED TO STOCKHOLDERS OF RECORD ON OR ABOUT DECEMBER 6, 2001.

    Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Information Agent at the Information Agent's address or telephone number below between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to stockholders upon request at no expense to them. Stockholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for assistance and for current NAV quotations may also be directed to the Information Agent.

The Information Agent for the Offer is:
GEORGESON SHAREHOLDER
17 State Street—10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll Free: (800) 223-2064

December 6, 2001